January 15, 2020

Xiaogang Qin
Chief Executive Officer
Wunong Net Technology Co Ltd
B401, 4th Floor Building 12, Hangcheng Street
Hourui No. 2 Industrial District
Southern Section, Zhichuang Juzhen Double Creative Park
Bao'an District, Shenzhen, People's Republic of China

       Re: Wunong Net Technology Co Ltd
           Amendment No. 2 to Draft Registration Statement
           Submitted December 16, 2019
           CIK No. 0001787803

Dear Mr. Qin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement Submitted December 16, 2019

Prospectus Summary, page 2

1. Please revise the summary to make clear that investors will own shares in a holding company that does not directly own all of its operations in China and to distinguish the business of your variable interest entity from your other subsidiaries. Please also disclose in the summary that the shareholders of your VIE may have interests that conflict with you.
2. Please provide a summary discussion of the various commissions payable to customers, suppliers, search agents, and local service centers. In addition, please balance your
 Xiaogang Qin
FirstName LastNameXiaogang Qin
Wunong Net Technology Co Ltd
Comapany NameWunong Net Technology Co Ltd
January 15, 2020
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         discussion of competitive strengths by providing a summary of the most significant risk factors you face.
Risk Factors, page 11

3. Please tell us what consideration you have given to including a risk factor disclosing any material cybersecurity risks. Refer to Section II.A.2 of the Commission Statement and
         Guidance on Public Company Cybersecurity Disclosures, Release Nos. 33-10459 and 34-
         82746 (Feb. 21, 2018).
We may engage in future acquisitions, page 17

4. While we note that you intend "to build an integrated group" of businesses, your acquisition strategy remains unclear. In an appropriate place in your prospectus, please expand your disclosure to provide a brief description of your acquisition plans, including the types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions.
Risks Related to Our Business and Industry
Our significant shareholders..., page 20

5. Please revise this risk factor to discuss the risks to investors in the offering associated with the controlling shareholders' ability to independently control the operations of the company, including the election of directors.
The master lease and sub-leases over our headquarters, page 22

6. In an appropriate place in your prospectus, please disclose your contingency plans, if any, should the sub-leases related to your headquarters and restaurant be declared invalid. In this regard, we note your disclosure that you may be evicted and required to pay additional damages.
Operating Activities, page 55

7. We are unable to reconcile the changes in working capital on page F-25 to your narrative statement of changes in working capital of $478,569. Please review and revise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Revenue and Gross Profit, page 58

8. In your discussions of interim period results you included a comparative table by product category of net revenue and cost of revenue. Please advise why you do not believe a similar table is necessary in your discussion of the results for the year ended December
         31, 2017.
 Xiaogang Qin
Wunong Net Technology Co Ltd
January 15, 2020
Page 3
Contractual Obligations, page 60

9. Please confirm that none of the liabilities, other than obligations under operating leases, disclosed on the balance sheet represent contractual obligations. Otherwise, please disclose the information required by paragraph (a)(5) of Item 303 of Regulation S-K in tabular format.
Sale of Food Products on our Website, page 70

10. We note your references in the prospectus to "registered users" and "active users." Please revise to explain the difference. In addition, please clarify whether any of your users are required to pay monthly or annual fees to use your website.
11. Please revise to provide further detail about your product offerings. For instance, provide examples of the Green Food, Organic Food, ICH Products, Agri GI Products and
         Pollution-free Products available on your website. In addition, please discuss the extent to which these products (or similar products) may be available to the public from sources other than your online store, including other e-grocery stores, organic brick-and-mortar stores, directly from the farm, or otherwise.
Our Suppliers, page 71

12. You disclose on page 85 that two of your competitive strengths are your strategic partnerships with local service centers and your extensive supply chain. Please describe how these partnerships were developed, how they may be terminated, the nature and general terms of any agreements regarding them, and whether they are exclusive. In addition, provide information about how the local service centers are staffed, their geographic reach, and their role in your negotiations with suppliers. Restaurants, page 72

13. We note that you have soft-launched your first restaurant in Shenzhen. Please discuss the timing of your anticipated rollout of company-owned restaurants. In addition, please disclose, to the extent known, when you expect to begin franchising, the expected structure of your franchising business, how you will generate revenue from your franchisees, risks and uncertainties related to operating a franchise business, and your management's experience with franchising.
14. You disclose on page 50 that your online store offers more than 400 different types of
FirstName LastNameXiaogang Qin
       food products. Please provide additional disclosure about the qualifications and capacity
Comapany NameWunong Netteam to conduct inspections of hundreds of different types of food of your quality control Technology Co Ltd
January 15, 2020 Page 3 China.
       products throughout
FirstName LastName
 Xiaogang Qin
FirstName LastNameXiaogang Qin
Wunong Net Technology Co Ltd
Comapany NameWunong Net Technology Co Ltd
January 15, 2020
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FirstName LastName
Exclusive Technology Consulting Services Agreement, page 75

15. We note the formula used to calculate the monthly service fee payable under the exclusive technology consulting services agreement. To better contextualize this information for investors, please disclose the typical range of monthly payments made under the contract.
Expand our customer base through online and offline marketing activities, page
86

16. Please disclose the amount of revenue generated by your social media promotions and your metrics for tracking this information.
Executive Compensation, page 101

17. Please update your executive compensation disclosure to include information as of the most recently completed fiscal year.
Shares eligible for future sales, page 118

18. Please revise the amount of Ordinary Shares that will be outstanding upon completion of the offering, not including shares underlying Underwriter Warrants and assuming no exercise of the Underwriter's over-allotment to purchase 450,000 Ordinary Shares. In this regard, 2,3000,000 appears to be a typographical error.
Taxation, page 118

19. We note your statement that the disclosure in this section relating to BVI "is the opinion of Harney Westwood & Riegels LP." Please file an opinion of counsel that states that the tax disclosure in this section of the prospectus is the opinion of counsel and otherwise meets the requirements set forth in Staff Legal Bulletin No. 19. Refer also to Item
         601(b)(8) of Regulation S-K and Section III.B.2 of Staff Legal Bulletin No. 19. If you do
         not believe that you are required to provide such an opinion, please tell us why and file a consent pursuant to Securities Act Rule 436. Refer to Sections III.A.2 and IV of Staff
         Legal Bulletin No. 19. This comment also applies to your statement that the disclosure in this section relating to the United States "is the opinion of Sichenzia Ross Ference LLP."
Plan of Distribution, page 125

20. We note that you refer to selling stockholders throughout this section. To the extent that selling shareholders are expected to participate in this offering, please revise this prospectus accordingly.
Consolidated Statements of Operations and Comprehensive Income/(Loss), page F-4

21. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments in this statement or disclose the amount in the notes to the financial statements. This comment also applies to the interim statement on page F-23.
 Xiaogang Qin
Wunong Net Technology Co Ltd
January 15, 2020
Page 5
Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue recognition, page F-11

22. You discuss your pre-ordering service on page 71. Please tell us the amount of revenue recognized from these orders for the year ended December 31, 2018 and the six months ended June 30, 2019. Please also tell us how you record the initial payments received from customers and when revenue is recognized on these orders, as well as how your accounting treatment complies with Topic 606. Please also explain the relationship, if any, between payments received on pre-orders and the Advances from Customers line item on the balance sheets.
23. Please give us examples of any other promises included in your contracts with customers that are not separately identifiable from the transfer of individual goods. Please explain why such other promises are not considered distinct and describe the timing of the recognition of revenue associated with such promises.
24. Please advise whether you charge your customers shipping and handling for online purchases of goods. If so, please disclose where such amounts have been classified in your consolidated statements of operations and comprehensive income
(loss). Please
         make it clear in your disclosure under Cost of Revenues whether shipping and handling costs are expense as incurred or are expensed in conjunction with sale of your products assuming there is a timing difference between when you incur such expenses and delivery of the product.
Value Added Taxes ("VAT"), page F-14

25. Please disclose how VAT are reflected in revenues and expenses and explain to us your basis for the treatment selected.
Note 12. Commitments
Operating Lease, page F-20

26. Please revise to include any variable lease costs, cash paid for amounts included in the measurement of lease liabilities, segregated between operating and financing cash flows, and weighted-average remaining lease term. Refer to ASC 842-20-50-4. Exhibits

27. We note your exhibit 5.1. It is not appropriate to limit your opinion to specific documents
FirstName LastNameXiaogang Qin
       or inquiries as indicated in Schedule 1. Please revise your opinion, as necessary, to clarify
Comapany counsel has reviewed all mattersCo Ltd
       that NameWunong Net Technology and made such inquiries as are necessary to render its opinion.
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FirstName LastName
 Xiaogang Qin
FirstName LastNameXiaogang Qin
Wunong Net Technology Co Ltd
Comapany NameWunong Net Technology Co Ltd
January 15, 2020
January 15, 2020 Page 6
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FirstName LastName
28. Also, with regard to exhibit 5.1, it is inappropriate to include assumptions in a legal opinion that are too broad, assume material facts underlying the opinion or any readily ascertainable facts. Please have counsel remove the assumption in paragraph (5) of
         Schedule 2 in Exhibit 5.1, or tell us why it is necessary and appropriate.
        You may contact Ta Tanisha Meadows at (202) 551-3322 or Jim Allegretto at (202) 551-
3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Benjamin Tan, Esq.